Exhibit 11
COMPUTATION OF EARNINGS (LOSS) PER SHARE

	Year Ended December 31,
	2008	2007
BASIC

Net loss	$(1,512,102)	$(2,683,008)
/ Weighted average shares	1,800,000	1,800,000

Basic loss per share	$(0.84)	$(1.49)

DILUTED

Net loss	$(1,512,102)	$(2,683,008)
/ Weighted average shares	1,800,000	1,800,000

Diluted loss per share	$(0.84)	$(1.49)